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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-33-S


               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        Filed under Section 33(e) of the
             Public Utility Holding Company Act of 1935, as amended
                   For the fiscal year ended December 31, 2002
       Filed pursuant to the Public Utility Holding Company Act of 1935 by

                             DUKE ENERGY CORPORATION
                             526 South Church Street
                               Charlotte, NC 28201

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     Duke Energy Corporation ("Duke Energy"), a North Carolina corporation and a public-utility company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Annual Report pursuant to Section 33(e) of the Act.

Item 1

     Identify each foreign utility company, state its location and business address, and describe the facilities it utilizes for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

1.   Argentina Facilities

     Location of Facilities: Province of Neuquen, Argentina

     Business Address:       Hidroelectrica Cerros Colorados, S.A. ("HCC")
                             Av. Leandro N. Alem 855 26th Floor
                             Buenos Aires
                             Republic of Argentina

                           Planicie-Banderita Facility

Description of Facility

     HCC holds an exclusive 30-year concession for the generation of hydroelectric energy from the facility located at Planicie-Banderita, Ruta Provincial 51, KM 421, in the Province of Neuquen in Argentina. The facility consists of two generators for a combined capacity of 477 MW. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

                               Alto Valle Facility

Description of Facility

     HCC is the owner and operates a plant to generate thermal electricity from the facility located at Lazaro Martin and Ruta 22 in the City of Neuquen, in the Province of Neuquen in Argentina. The facility consists of three units for a combined capacity of 97 MW. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

Associated Foreign Utility Companies and Description of Ownership Interests

     Duke Energy Generating S.A. ("Generating")
     Duke Energy International Argentina Holdings ("DEI Argentina")
     Duke Energy Management S.A. ("Management")
     Duke Energy International Investments No. 2, Ltd. ("DEI Investments No. 2")

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     Generating, a sociedad anonima organized under the laws of the Republic of
Argentina, owns 90.87% of the issued and outstanding shares of HCC, which is a sociedad anonima organized under the laws of the Republic of Argentina. The ownership of Generating is as follows: (i) 99.9% by DEI Argentina, a Cayman Islands company; and (ii) 0.1% by DEI Investments No. 2, a Bermuda company.

     The issued and outstanding shares of Management are held (i) 99.9% by Duke Energy International Latin America, Ltd. ("DEILA"), a Bermuda company; and (ii) 0.1% by DEI Investments No. 2.

     DEI Argentina and DEI Investments No. 2 are wholly-owned, direct subsidiaries of DEILA, which is a wholly-owned, direct subsidiary of Duke Energy Group, Inc., a Delaware corporation ("DEG"). DEG is a wholly-owned, direct subsidiary of Duke Energy International, LLC, a Delaware limited liability company ("DEI"). DEI is a direct, wholly-owned subsidiary of Duke Energy Global Markets, Inc., a Nevada corporation ("DEGM"), a direct, wholly-owned subsidiary of Duke Energy Services, Inc., a Delaware corporation ("DESI"). DESI is a direct, wholly-owned subsidiary of PanEnergy Corp, a Delaware corporation ("PanEnergy"), which is a direct, wholly-owned subsidiary of Duke Capital Corporation, a Delaware corporation ("Duke Capital"), which, in turn, is a direct, wholly-owned subsidiary of Duke Energy.

     Generating, DEI Argentina, Management and DEI Investments No. 2 do not own any electric facilities except through their direct and indirect ownership of the securities of HCC.

2.   Ecuador Facility

     Location of Facility: Guayaquil, Ecuador

     Business Address:     Electroquil S.A. ("Electroquil")
                           K.M. 16 via a la Costa
                           Guayaquil, Republica del Ecuador

Description of Facilities

     The Electroquil facilities consist of four diesel-fired turbines for a combined capacity of 180 MW located near Guayaquil, Ecuador. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

Associated Foreign Utility Companies and Description of Ownership Interests

     Duke Energy International del Ecuador Cia. Ltda. ("DEI-Ecuador") Duke Energy Electroquil Partners ("DEEP")

     DEI-Ecuador, a company organized under the laws of Ecuador, owns 69.54% of the outstanding voting securities of Electroquil. DEI-Ecuador is a direct, wholly-owned subsidiary of DEEP, a Delaware general partnership. A 1% interest in DEEP is owned by DESI, with the

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remaining 99% interest in DEEP being owned by DEG. The respective ownership of
DESI and DEG are as previously described.

3.   Peru Facilities

     Location of Facilities: Northern and Central Peru

     Business Address:       Duke Energy International EGENOR S.A. ("Egenor")
                             Aguatiya Energy del Peru SRL Ltda. ("Aguatiya")
                             Avenida Pardo y Aliaga No. 699
                             San Isidro
                             Lima 27
                             Peru

                                Egenor Facilities

Description of Facilities

     The facilities owned by Egenor are described below:

                                Hydro Facilities

     Egenor currently owns and operates 529MW (342MW hydro/187MW thermal) of installed capacity serving the National Interconnected System (SICNAC) in Peru. The 332MW run-of-river hydro capacity includes the 247MW Canon del Pato plant and the 95MW Carhuaquero plant. Both units are run-of-river hydro plants that sell energy to the grid on a competitive spot market and to customers under term agreements.

                               Thermal Facilities

     The 187MW of thermal capacity consists of 28 simple-cycle, diesel-fired turbines located at 6 separate plant sites along the coastline in northern Peru. Energy is sold to the grid on a competitive spot market based on dispatch instructions received from a central dispatch center.

                             Transmission Facilities

     Egenor owns approximately 266 kilometers of 138kV and 83 kilometers of 220kV of transmission facilities, interconnecting certain power generation assets among themselves or to the grid.

Associated Foreign Utility Companies and Description of Ownership Interests

     Duke Energy International Peru Investments No. 1 S.A.C. ("Peru
     Investments")
     Duke Energy International Peru Inversiones No. 1 S.A. ("Peru Inversiones") Duke Energy International Peru Holdings No. 1, LLC ("Peru Holdings No. 1") Duke Energy International Peru Holdings No. 2, LLC ("Peru Holdings No. 2")

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     Peru Inversiones, a Peruvian sociedad anonima, owns sixty-six and forty-eight percent (66.48%) of the voting equity securities of Egenor. The voting securities of Peru Inversiones are owned as follows: (i) 51% by Peru Investments, a Peruvian company; and (ii) 49% by Peru Holdings No. 2, a Delaware limited liability company.

     Peru Holdings No. 2 owns thirty-three and twenty-four percent (33.24%) of the voting equity securities of Egenor.

     The outstanding voting securities of Peru Investments are held as follows:
(i) 1 share by Peru Holdings No. 1, a Delaware limited liability company, and
(ii) the remaining approximately 99.99% by Peru Holdings No. 2.

     Peru Holdings No. 2 is a direct, wholly-owned subsidiary of Peru Holdings No. 1. Peru Holdings No. 1 is a direct, wholly-owned subsidiary of DEG, which is owned as previously described.

     Peru Investments, Peru Inversiones, Peru Holdings No. 2, and Peru Holdings No. 1, do not own any electric facilities except through their direct and indirect ownership of the securities of Egenor.

                                Aguatiya Facility

Description of Facility

     The Aguatiya facility consists of two simple-cycle, natural gas-fired turbines with an installed capacity of 160MW located in central Peru. The facility also owns a 250-mile, 220kV transmission line and associated substations. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

Associated Foreign Utility Companies and Description of Ownership Interests

     Peru Energy Holdings, LLC ("Peru Energy Holdings")
     Aguatiya Energy, LLC ("Aguatiya Energy")
     IGC Aguatiya Partners LLC ("IGC")
     PIDC Aguatiya, LLC ("PIDC")
     TEC Aguatiya, Ltd. ("TEC")

     Aguatiya Energy, a Delaware limited liability company, owns 97.2238% of the ownership interests of Aguatiya. Peru Energy Holdings, a Delaware limited liability company, owns 2.78% of Aguatiya.

     PIDC, a Delaware limited liability company, owns 22.0454% of the ownership interests in Aguatiya Energy. IGC, a Caymans limited liability company, owns 15.78% of the ownership interests in Aguatiya Energy. Each of PIDC and IGC are direct, wholly-owned subsidiaries of TEC, a Bermuda company, which, in turn, is a direct, wholly-owned subsidiary of DEILA. DEILA's ownership structure is as described above.

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4.   El Salvador Facilities

     Location of Facility: El Salvador

     Business Address:     Duke Energy International El Salvador S en C de C.V.
                           ("DEI-El Salvador")
                           Calle y Colonia La Mascota, No. 261
                           San Salvador
                           El Salvador

Description of Facilities

     The facilities owned by each of the foreign utility companies listed in this section are described Ibelow:

                               Acajutla/Soyapango

     DEI-El Salvador owns the Acajutla facility, comprised of a single plant with ten generating units. The plant is located in the southwestern region of El Salvador, approximately 81 kilometers from San Salvador. The plant has an installed capacity of 292 MW. One of the ten generating units is a diesel-fired gas turbine, while the other nine are steam units that use bunker C fuel oil. The steam units are used either for base or medium load, whereas the diesel-fired turbine is used mainly during peak hours and dry periods. Power from Acajutla is sold through a combination of contract and spot market sales, depending upon prevailing market conditions.

     DEI-El Salvador also owns the two generating plants, Soyapango and San Miguel, which have a combined installed capacity of 84.4 MW and an effective capacity of 75 MW. Soyapango is located within the city limits of San Salvador and has an installed capacity of 55.7 MW divided between three units, all of which are diesel-fired gas turbines. San Miguel is located in the eastern region of the country, 136 kilometers from San Salvador and has an installed capacity of 28.7 MW. San Miguel operates one diesel fired gas turbine and five diesel engines, all of which are used for power generation during peak hours or emergency situations. The power generated at Soyapango and San Miguel is sold through a combination of contract and spot market sales, depending on market conditions.

Associated Foreign Utility Companies and Description of Ownership Interests

     Duke Energy International El Salvador Investments No. 1 Ltd.
     ("DEI El Salvador-Bermuda")
     Duke Energy International El Salvador Investments No. 1 y Cia. S. en C. de C.V.
     ("DEI El Salvador Investments")

     DEI El Salvador Investments owns 90.34% of the voting equity securities of DEI-El Salvador. 99% of the outstanding voting securities of DEI El Salvador Investments are owned by DEI El Salvador-Bermuda, which is a direct, wholly-owned subsidiary of Texas Eastern (Bermuda), Ltd. ("TE Bermuda"). TE Bermuda is a direct, wholly-owned subsidiary of DEG. The ownership of DEG is as described above.

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     DEI El Salvador-Bermuda and DEI El Salvador Investments do not own any
electric facilities except through their direct and indirect ownership of the securities of DEI-El Salvador.

5.   Guatemala Facilities

     Location of Facilities: Guatemala

     Business Address:       DEI Guatemala Ltda. ("DEI Guatemala")
                             Grupo Generador de Guatemala y cia, S.C.A
                             5 Avenida 5-55, Zona 14
                             Europlaza World Business Center
                             Torre 1, Nivel 6, Oficinas 601-601A
                             Cuidad de Guatemala, Guatemala

Description of Facilities

     The Las Palmas plant consists of natural-gas and diesel-fired turbines located in Escuintla with an installed capacity of 89 MW. The La Laguna plant consists of natural-gas fired turbines located in Lake Amatitlan with an installed capacity of 79 MW. A 150 MW expansion, called Planta Arizona, will be a diesel-fired turbine that will eventually burn orimulsion. DEI Guatemala sells energy and capacity in the spot market and through long-term contracts.

Associated Foreign Utility Companies and Description of Ownership Interests

     Duke Energy International Guatemala Holdings No. 1 ("DEI Guatemala Holdings No. 1")
     Duke Energy International Guatemala Holdings No. 2 ("DEI Guatemala Holdings No. 2")

     DEI Guatemala Holdings No. 1, a Bermuda company, owns 99.0% of DEI Guatemala and DEI Holdings No. 2 owns 1% of DEI Guatemala. Each of DEI Guatemala Holdings No. 1 and DEI Guatemala Holdings No. 2 is a direct, wholly-owned subsidiary of DEILA. DEILA's ownership structure is as described above.

6.   Bolivia Facility

     Location of Facility: Central Bolivia

     Business Address:     Empresa Electrica Corani S.A. ("Corani")
                           AV. Oquendo N-0654
                           Las Torres Sofer 1, Piso 9
                           Cajon Postal 5165
                           Cochabamba, Bolivia

Description of Facilities

     Corani owns and operates two hydroelectric plants near the town of Cochabamba with an aggregate installed capacity of 126 MW. Corani sells energy and capacity in the spot market and through long-term contracts.

Associated Foreign Utility Companies and Description of Ownership Interests

     Inversiones Duke Bolivia S.A. ("Inversiones Bolivia")
     Duke Energy Interamerican Holding Company LDC ("DE Interamerican")

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     DEI Bolivia Investments No. 1, Ltd. ("DEI Bolivia No. 1")
     DEI Bolivia Investments No. 2, Ltd. ("DEI Bolivia No. 2")

     Inversiones Bolivia, a Bolivian company, owns 50% of the ownership interests in Corani. DE Interamerican, a Caymans company, owns 96% of Inversiones Bolivia. DEI Bolivia No. 1 and DEI Bolivia No. 2, each of which are Caymans companies owned wholly by DE Interamerican, each own 2% of Inversiones Bolivia. DEILA owns 99% of DE Interamerican and DEI Bolivia No. 1 owns 1% of DE Interamerican. DEILA's ownership structure is as described above.

7.   Western Australia Power Facilities

     Location of Facility: Western Australia

     Business Address:     Duke Energy WA Holdings Pty Ltd ("Duke WA Holdings")
                           Duke Energy WA Power Pty Ltd ("Duke WA Power")
                           Pilbara Energy Joint Venture ("Pilbara JV")
                           Level 33, Waterfront Place
                           1 Eagle Street
                           Brisbane, Qld 4000 Australia


Description of Facilities

     Duke WA Holdings and Duke WA Power, acting through Pilbara JV own the following power facilities located in Western Australia:

                            Mt. Neuman Power Station

     Mr. Newman power station, which has a nominal installed capacity of 105MW consisting of three 35MW Frame 6 gas turbines with an adjacent switchyard. The power station was completed in 1995 and commenced operation in 1996.

                           Port Hedland Power Station

     Port Hedland power station, consisting of a stand-alone three unit power generation facility and two turbines located at the Port Hedland HBI plant. The stand-alone facility has a nominal installed capacity of 105MW comprising three 35MW Frame 6 gas turbines with an adjacent switchyard and transmission lines connecting the facility to two substations owned by Western Power Corporation. The gas turbines entered into commercial service in 1995 and supply electricity to port operations at Nelson Point and Finucane Island, the HBI plant and the Mt. Goldsworthy Mining Associates Joint Venture mine operations.

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     The HBI power facilities are located within the HBI plant at Port Hedland and include two 35MW nominal capacity turbines which will provide electricity and heat for the HBI process. These facilities were placed in service in 1999.

     Duke WA Holdings and Duke WA Power, acting through Pilbara JV, have jointly entered into separate Power Purchase Agreements with BHP Iron Ore Pty Ltd and BHP Direct Reduced Iron Pty Ltd for the supply of power from the Newman and Port Hedland power stations, and they have also entered into Gas Supply Agreement with Pilbara Gas Pty Ltd for both the Mt. Newman and Port Hedland power stations.

Associated Foreign Utility Companies and Description of Ownership Interests

     Duke Energy Australia, Ltd. ("Duke Australia")

     Duke WA Power, an Australian company, owns 99% of the Pilbara JV, an Australian entity, and the assets and facilities described above. Duke WA Holdings, an Australian company, owns the remaining 1% of the Pilbara JV and the assets and facilities described above.

     Duke WA Power is a direct, wholly-owned subsidiary of Duke WA Holdings. Duke WA Holdings is a direct, wholly-owned subsidiary of Duke Australia, a Bermuda company. Duke Australia is a direct, wholly-owned subsidiary of DEG. Ownership of DEG is as previously described.

     Duke Energy Australia, Ltd. does not own any electric facilities except through its direct and indirect ownership of Duke WA Power, Duke WA Holdings and Pilbara JV.

8.   Western Australia Gas Pipeline

     Location of Facility: Western Australia

     Business Address:     Goldfields Gas Transmission Pipeline Joint Venture
                           Level 33, Waterfront Place
                           1 Eagle Street
                           Brisbane, Qld 4000 Australia

Description of Facility

     Duke WA Power holds an 11.834% interest in the Goldfields Gas Transmission Joint Venture ("Goldfields Gas Pipeline"). This joint venture was formed to build and own the 1,400 km Goldfields Gas Pipeline which extends from the Northwest Shelf of Western Australia to Kalgoorlie in Western Australia. The pipeline was constructed in 1996. The purpose of the pipeline is for distribution of natural gas on the retail market in Western Australia.

Associated Foreign Utility Companies and Description of Ownership Interests

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     Duke Energy Australia, Ltd. ("Duke Australia")
     Duke Energy WA Holdings Pty, Ltd. ("Duke WA Holdings")
     Duke Energy WA Power Pty, Ltd. ("Duke WA Power")

     As noted above, Duke WA Power holds an 11.843% interest in the Goldfields Gas Transmission Pipeline Joint Venture. Duke WA Power, an Australian company, is a direct, wholly-owned subsidiary of Duke WA Holdings, an Australian company. Duke WA Holdings is a direct, wholly-owned subsidiary of Duke Australia. The ownership of Duke Australia is as previously described.

     Duke Energy Australia, Ltd., Duke WA Holdings and Duke WA Power do not own any electric or retail natural gas facilities except through their direct and indirect ownership of an interest in Goldfields Gas Transmission Pipeline Joint Venture.

9.   Eastern Australia Power Facility

     Location of Facility: Bairnsdale, Victoria, Australia

     Business Address:     Duke Energy Bairnsdale Power Pty Ltd ("Bairnsdale")
                           Level 33, Waterfront Place
                           1 Eagle Street
                           Brisbane, Qld 4000 Australia

Description of Facilities

     Bairnsdale Power Station is a natural gas-fired, simple cycle plant which has a capacity of 86 MW and provides peaking capacity to the Victorian power system. The 86 MW became fully operational in 2001.

Associated Foreign Utility Companies and Description of Ownership Interests

     Duke Energy Australia, Ltd ("Duke Australia")

     Bairnsdale is a direct, wholly-owned subsidiary of Duke Energy Bairnsdale Holdings Pty. ("Bairnsdale Holdings"). Bairnsdale Holdings is a direct, wholly-owned subsidiary of Duke Australia, a Bermuda company. Ownership of Duke Australia is as previously described.

     Duke Energy Australia does not own any electric facilities except through its direct and indirect ownership of Duke Energy Bairnsdale Power and Duke Energy Bairnsdale Holdings.

10.  New Zealand  Facilities

     Location of Facility: Glenbrook, New Zealand

     Business Address:     Duke Energy New Zealand Limited ("Duke New Zealand")
                           5400 Westheimer Court
                           Houston, TX  77056

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Description of Facilities

     Duke New Zealand operates the following facilities located at Glenbrook (outside of Auckland), New Zealand:


          (i) Kilns co-generation plant which consists of four fired waste heat boilers and a 74MW condensing steam turbine generator, which was commissioned in 1997;

          (ii) Multi-Hearth Furnace (MHF) co-generation plant consisting of four waste heat boilers and two 18 MW condensing turbine generators commissioned in 1987; this facility supplies electricity and process steam; and,

          (iii) Slab Reheat Furnace Waste Heat Boiler. Steam produced by this boiler is transferred to a nearby process steam main.

     Duke New Zealand has entered into separate Power Purchase Agreements with BHP New Zealand Steel Ltd. for the supply of steam and electricity from each of these facilities.

Associated Foreign Utility Companies and Description of Ownership Interests

     Duke New Zealand is a wholly owned subsidiary of TE Bermuda, which is owned as previously described.

11.  Brazil Facilities

     Location of Facility: Brazil

     Business Address:     Duke Energy International Geracao Paranapanema S.A.
                           ("Paranapanema")
                           Av. Das Nacoes Unidas, 12.901, Torre Norte
                           Brooklin, Sao Paulo, Sao Paulo
                           Brazil

Description of Facilities

     Paranapanema owns and operates eight hydroelectric generating facilities on the Paranapanema River in the Sao Paulo State of Brazil. The facilities have a combined installed capacity of 2,307 MW.

     Over 90% of the generation provided by the facilities will remain under contract to eight electric distribution companies through the year 2002. After 2002, the contracts will be phased out over a four-year period, and the generation will become available for the spot market or bilateral contracts. The tariffs under the original contracts are established by an independent regulatory agency (ANEEL) and are indexed for inflation.

Associated Foreign Utility Companies and Description of Ownership Interests

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     Duke Energy International Brasil Ltda. ("Duke Brasil")
     Duke Energy do Sudeste Ltda ("Duke Sudeste")
     Duke Energy International Brazil Holdings, LLC ("DBH")

     Duke Brasil, a Brazilian entity, owns 21.78% of the voting stock of Paranapanema, a sociedad anonima, organized under the laws of Brazil, along with 92.83% of Paranapanema's preferred stock. The issued and outstanding quotas of Duke Brasil are owned as follows: (i) 1 quota by DBH; and (ii) the remaining approximately 99.99% of the quotas by Duke Energy International Latin America, Ltd. ("DEILA").

     Duke Sudeste, a Brazilian company, owns 71.27% of the voting securities of Paranapanema, along with 3.6% of Paranapanema's preferred stock. The issued and outstanding quotas of Duke Sudeste were owned as follows: (i) 1 quota by DEILA, and (ii) the remaining approximately 99.99% of the quotas by Duke Brasil.

     Duke Brasil and Duke Sudeste each own no electric facilities except through its ownership of the securities of Paranapanema.

12.  French Facility

     Location of Facility: Rouen, France

     Business Address:     Compagnie Thermique du Rouvray ("CTR")
                           30, Rue de Miromesnil
                           75008 Paris, France

Description of the Facilities

     CTR operates a 103 MW cogeneration plant near Rouen, France which supplies steam to a nearby paper mill and sells electricity under a long-term contract with EDF.

Associated Foreign Utility Companies and Description of Ownership Interests

     DEI owns 94% of CTR. DEI's ownership structure is as previously reported.

Item 2

     Identify any debt or other financial obligation of the foreign utility company for which there is recourse directly or indirectly to the reporting public-utility company or, if the reporting company is an exempt holding company, to any system company. Identify separately any direct or indirect guarantee of a security of a foreign utility company by any system company.

     There is no recourse to the reporting public-utility company for any debt or other financial obligation of any foreign utility company described herein. The reporting company is an exempt holding company (see Duke Energy Corporation, HCAR35-27496). There are no debts or other financial obligations of any foreign utility company described herein with recourse to any system company, other than the guarantee obligations described below.

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     Duke Capital guarantees a A$315 million Duke Energy Australia capital markets (Commercial Paper/Medium-Term Note) program.

Item 3

     Identify any service, sales or construction contract(s) between a foreign utility company and the reporting public-utility company or, if the reporting company is an exempt holding company, any system company. Describe the services to be rendered or goods sold, and the fees or revenues under such contract(s).

     To be filed by amendment.

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                                    SIGNATURE

     The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                                  DUKE ENERGY CORPORATION

                                  By: __________________________________________
                                      Brent C. Bailey
                                      Senior Vice President, and General Counsel

Date: April 30, 2003

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                             Robert T. Lucas III
                             Assistant Secretary and Associate General Counsel Duke Energy Corporation PB05E
                             422 South Church Street
                             Charlotte, North Carolina 28202-1904

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                                    EXHIBIT A

     An organizational chart showing the relationship of each foreign utility company to the reporting public-utility company or, in the event that the reporting company is an exempt holding company, to system public-utility companies.

Exhibit A-1    La Planicie - Banderita/Alto Valle

Exhibit A-2    Electroquil

Exhibit A-3    Egenor

Exhibit A-4    Acajutla, Soyapango and San Miguel

Exhibit A-5    Western Australia

Exhibit A-6    Goldfields Gas Pipeline

Exhibit A-7    Bairnsdale

Exhibit A-8    New Zealand

Exhibit A-9    Paranapanema

     Please see descriptions of each of the foreign utility companies in this report for full names of certain entities appearing on the organizational charts in this Exhibit A. The descriptions and organizational charts herein depict the relationship between each foreign utility company and Duke Energy Corporation.

                      [Exhibits to be filed by amendment]